EXHIBIT 99.1

James Hardie Industries plc
1st Floor, Block A,
One Park Place,
Upper Hatch Street, Dublin 2,
D02 FD79, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

9 June 2023

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 5 June 2023.

Regards

Aoife Rockett

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

6 June 2023 Group Company Secretary James Hardie Industries plc Europa House, 2nd Floor Harcourt Centre Harcourt Street Dublin 2, Ireland By email: investor.relations@jameshardie.com.au Dear Sir/Madam Notification of change in disclosable interest under the Companies Act 2014 This notification is given in fulfillment of the duty imposed pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014. Challenger Limited on behalf of its subsidiary Fidante Partners Limited and on behalf of its associate Greencape Capital Pty Limited (Challenger Companies) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC (JHX) which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014 as first notified to JHX on 23 October 2018. On 2 June 2023, there was a change in the share capital held by the Challenger Companies such that the shareholding went through a percentage point, with the Challenger Companies having an aggregated interest in JHX of 5.016% of ordinary share capital (being an increase from 3.943%) which is held as set out in Part 1 of Schedule 1 to this letter. On 5 June 2023, there was a further change in the share capital held by the Challenger Companies such that the shareholding decreased through a percentage point, with the Challenger Companies now having an aggregated interest in JHX of 4.918% which is held as set on in Part 2 of Schedule 1 of this letter. If you have any questions in relation to the above, please contact me at +61 2 9994 7094. Kind regards Linda Matthews Company Secretary Challenger Limited

Schedule 1 Part 1 Registered Holder Number of Chess Depository Interests % held J. P. Morgan Nominees Australia Pty Limited 5,870,237 1.319% Citicorp Nominees Pty Limited 6,434,635 1.446% National Nominees Limited 1,291,034 0.290% HSBC Custody Nominees (Australia) Limited 8,188,050 1.840% BNP Paribas Nominees Pty Limited 465,802 0.105% UBS Nominees Pty Limited 73156 0.016% 5.016% Part 2 Registered Holder Number of Chess Depository Interests % held J. P. Morgan Nominees Australia Pty Limited 5,745,558 1.291% Citicorp Nominees Pty Limited 6,312,099 1.418% National Nominees Limited 1,291,034 0.290% HSBC Custody Nominees (Australia) Limited 8,001,076 1.798% BNP Paribas Nominees Pty Limited 465,802 0.105% UBS Nominees Pty Limited 73156 0.016% 4.918%